Mr. John Stickel
Ms. Laura Nicholson

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

June 3, 2019

Re:	To The Stars Academy of Arts & Science Inc.

Offering Statement on Form 1-A

Filed February 12, 2019

File No. 024-10946

Dear Mr. Stickel and Ms. Nicholson:

Thank you for your comments of March 11, 2019 regarding the Offering Statement of To The Stars Academy of Arts & Science Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Form 1-A filed February 12, 2019

Risk Factors, page 8

1.	We note your disclosure on page 12 that investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws. Please revise to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

We have revised this risk factor in accordance with your comment.

Compensation of Directors and Officers, page 36

2.	Please update the information regarding compensation of your directors and executive officers for your fiscal year ended December 31, 2018. See Item 11 of Part II of Form 1- A.

We have updated the information regarding compensation of our directors and executive officers for our fiscal year ended December 31, 2018.

Securities Being Offered, page 40

3.	We note your disclosure that the company will amend and restate its certificate of incorporation prior to qualification of this offering statement. Please file such amended and restated certificate of incorporation as an exhibit to this filing.

We have filed a copy of our Certificate of Amendment of Amended and Restated Certificate of Incorporation as Exhibit 2.3 to this filing.

Plan of Distribution, page 45

4.	We note your disclosure on pages 6 and 45 that the offering price of the Class A common stock is "initially set" at $5.00. We also note your disclosure that you may offer a substantial discount on the price of shares to investors purchasing a large amount of shares. If you intend to offer investors in this offering a discount, please tell us how this is consistent with Rule 251(d)(3)(ii). In the alternative, please revise to clarify, if true, that you will offer the shares at a fixed price for the duration of the offering.

We have amended the language on pages 7 and 45 to specify that the price of the Class A common stock will be set at $5.00 for this Regulation A offering. In addition, we have revised the disclosure regarding the offer to investors purchasing a large amount. We have added in language in the ‘Liquidity and Capital Resources’ section to clarify that the company may undertake a private placement of its Common Stock and may offer a substantial discount on the price of shares to investors purchasing a large amount of shares in that private placement.

Thank you again for the opportunity to respond to your questions to the Offering Statement of To The Stars Academy of Arts & Science Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Thomas DeLonge

Chief Executive Officer
To The Stars Academy of Arts & Science Inc.
315 S. Coast Hwy 101

Suite U38

Encinitas, CA 92024

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